UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Universal Security Instruments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

913821302

(CUSIP Number)

David Elliot Lazar

Activist Investing LLC

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

Spencer G. Feldman

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913821302

1	NAME OF REPORTING PERSON

ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		132,649
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

132,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

132,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 913821302

1	NAME OF REPORTING PERSON

CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

33,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 913821302

1	NAME OF REPORTING PERSON

DAVID ELLIOT LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		63,318
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		165,649
PERSON WITH	9	SOLE DISPOSITIVE POWER

63,318
	10	SHARED DISPOSITIVE POWER

165,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 913821302

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 30, 2020, the Reporting Persons entered into a letter agreement (the “Agreement”), pursuant to which the Reporting Persons agreed to sell all the 228,967 Shares collectively beneficially owned by the Reporting Persons to DPW Holdings, Inc., at a date no later than 30 business days from November 30, 2020 (the “Closing”), subject to the terms and conditions of the Agreement. The purchase price of the 228,967 Shares will be $709,797.70 upon the Closing.

The description of the Agreement is qualified in its entirety by reference to the Agreement, a copy of the full text of which is attached hereto as exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	The Agreement, by and among Activist Investing LLC, Custodian Ventures LLC, David Elliot Lazar, and DPW Holdings, Inc., dated November 30, 2020.

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CUSIP No. 913821302

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2020

ACTIVIST INVESTING LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

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